UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                   PROFIT RECOVERY GROUP INTERNATIONAL, INC.
                  ------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
                      -------------------------------------
                         (Title of Class of Securities)

                                  743168106
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                           BLUM Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                               (415) 434-1111
                               --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                            December 3, 2001
                            -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 25


CUSIP NO. 743168106              SCHEDULE 13D                     Page 2 of 25

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        7,850,160**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   7,850,160**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,850,160**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.55**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 743168106              SCHEDULE 13D                     Page 3 of 25

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        7,850,160**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   7,850,160**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,850,160**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.55**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 743168106              SCHEDULE 13D                     Page 4 of 25

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        7,850,160**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   7,850,160**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,850,160**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.55**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 743168106              SCHEDULE 13D                     Page 5 of 25

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 BLUM STRATEGIC PARTNERS II, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395151
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        7,850,160**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   7,850,160**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,850,160**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.55**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 743168106              SCHEDULE 13D                     Page 6 of 25

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3395150
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        7,850,160**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   7,850,160**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,850,160**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.55**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5


 CUSIP NO. 743168106              SCHEDULE 13D                    Page 7 of 25

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        7,850,160**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   7,850,160**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,850,160**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.55**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 743168106              SCHEDULE 13D                     Page 8 of 25

Item 1.  Security and Issuer
----------------------------

This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on November 26, 2001 by Blum Capital Partners, L.P., a California limited partnership, ("BLUM L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of RCBA GP (collectively, the "Reporting Persons"). This amendment to the Schedule 13D relates to the purchase of Convertible Subordinated Notes (the "Convertible Notes") of Profit Recovery Group International, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, Georgia 30339-8426. The following amendments to Items 2, 4, 5 and 6 of the Schedule 13D are hereby made because Blum Strategic Partners II, L.P. ("Blum Strategic") has purchased Notes (as defined below) in the transaction described in Item 4 below. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended to add the following:

A cover page has been added to the Schedule 13D to reflect an increase in direct ownership of the Common Stock and the Notes (as defined below) by Blum Strategic. Blum Strategic may now be deemed to own more than 5% of the outstanding Common Stock shares, including the Notes on an as-converted basis. Blum Strategic is a Delaware limited partnership whose principal business is investing in securities and whose general partner is Blum GP. Blum Strategic is referred to in the Schedule 13D as the limited partnership for which Blum GP serves as the general partner. Blum Strategic's principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction
--------------------------------

(a), (b) The Issuer reported, in a press release dated December 4, 2001, that it sold an additional $15 million of Convertible Notes ("Notes") on December 3, 2001 to an affiliate of BLUM L.P. These Notes were purchased by Blum Strategic on the terms and conditions set forth in the press release. In conjunction with the purchase of the Notes, the Issuer and Blum Strategic entered into a Note Purchase Agreement (the "Agreement") dated December 3, 2001. The Agreement is attached hereto as Exhibit B. Affiliates of Blum



CUSIP NO. 743168106              SCHEDULE 13D                     Page 9 of 25


Strategic purchased $25 million of Convertible Notes as reported on Amendment No. 1 (together with the "Notes," the "Convertible Notes").

The Convertible Notes are convertible, at the option of a holder, at any time on or prior to maturity, into shares of common stock of the Issuer. Interest on the Convertible Notes accrues at a rate of 4.75% per year, subject to adjustment in certain circumstances. The Convertible Notes have a five-year term and are convertible into shares of the Issuer's common stock at a conversion price of $7.74 per share.

In the event that the Reporting Persons converted all of their Convertible Notes into shares of Common Stock, the Reporting Persons would own approximately 14.55% of the Common Stock. See Item 5, below.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer's most recent Form 10-Q, there were 48,797,620 shares of Common Stock issued and outstanding as of October 31, 2001. Based on such information, after taking into account the transactions described in
Item 5(c) below, the Reporting Persons report direct holdings as follows:

(i) BLUM L.P. and RCBA Inc. report holdings of 1,540,700 of the Common Stock on behalf of the limited partnerships for which BLUM L.P. serves as the general partner and BLUM L.P.'s investment advisory clients, which represents 3.2% of the outstanding shares of the Common Stock; (ii) RCBA GP reports holdings of 117,700 shares of the Common Stock on behalf of the limited partnership for which it serves as the general partner, which represents 0.2% of the outstanding shares of the Common Stock; (iii) Blum GP reports holdings of 857,400 shares of the Common Stock on behalf of Blum Strategic, which represents 1.8% of the outstanding shares of the Common Stock; and (iv) Mr. Blum reports the aggregate of these shares for a total of 2,515,800 shares of the Common Stock, which represents 5.2% of the outstanding shares of the Common Stock.

In addition, because BLUM L.P. has voting and investment power with respect to 166,400 shares that are legally owned by The Common Fund for the accounts of its Value Opportunities Fund and Multi-Strategy Equity Fund (collectively, "The Common Fund"), those shares are reported as beneficially owned by BLUM L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by BLUM L.P., RCBA GP and Blum GP. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 2,682,200 shares of the Common Stock, which is 5.5% of the outstanding Common Stock. As the sole general partner of BLUM L.P., RCBA Inc. is deemed the beneficial owner of the securities over which BLUM L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which RCBA GP and Blum GP have voting and investment power.



CUSIP NO. 743168106              SCHEDULE 13D                    Page 10 of 25


In addition to the foregoing, in the event that the Reporting Persons converted the Convertible Notes into Common Stock, the Reporting Persons would be deemed to have beneficial ownership of an aggregate of 7,850,160 shares, and the Issuer would be deemed to have 53,965,580 shares issued and outstanding. The Reporting Persons would thus be deemed to have beneficial ownership of 14.55% of the Common Stock, as follows:

       (i) BLUM L.P. and RCBA Inc. would be deemed to have beneficial ownership of 4,770,675 shares, which represents 8.8% on an as converted basis;

      (ii) BLUM GP would be deemed to have beneficial ownership of 2,795,385 shares, which represents 5.2% on an as converted basis;

     (iii) RCBA GP would be deemed to have beneficial ownership of 117,700 shares, which represents 0.2% on an as converted basis; and

     (iv) Mr. Blum might be deemed to have beneficial ownership of 7,850,160 shares, which represents 14.55% on an as converted basis.

Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or any of the managing members and members of RCBA GP and Blum GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., RCBA GP or Blum GP, except to the extent of any pecuniary interest therein.

(c) Since the previous 13D amendment filing, the Reporting Persons have purchased no additional shares of Common Stock in the open market.

(d) and (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2 of the Schedule 13D, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, (ii) as noted above, BLUM L.P. has voting and investment power of the shares held by it for the benefit of The Common Fund, or (iii) Blum Strategic entered into a Note Purchase Agreement dated as of December 3, 2001, and is attached hereto as Exhibit B.

(d) and (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking
Exhibit B  Note Purchase Agreement



CUSIP NO. 743168106             SCHEDULE 13D                    Page 11 of 25

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 2001

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner and  General Counsel          Partner and General Counsel



 RCBA GP, L.L.C.                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

 By  /s/ Murray A. Indick             By  Murray A. Indick, Attorney-in-Fact
     -------------------------------
     Murray A. Indick, Member



BLUM STRATEGIC GP II, L.L.C.



 By  /s/ Murray A. Indick
    ----------------------------
     Murray A. Indick, Member




CUSIP NO. 743168106              SCHEDULE 13D                    Page 12 of 25

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  December 5, 2001

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner and  General Counsel          Partner and General Counsel



RCBA GP, L.L.C.                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

 By  /s/ Murray A. Indick             By  Murray A. Indick, Attorney-in-Fact
     -------------------------------
     Murray A. Indick, Member



BLUM STRATEGIC GP II, L.L.C.



 By  /s/ Murray A. Indick
    ----------------------------
     Murray A. Indick, Member




CUSIP NO. 743168106              SCHEDULE 13D                    Page 13 of 25

                            Exhibit B
                             NOTE PURCHASE AGREEMENT


          THIS NOTE PURCHASE AGREEMENT (this "Agreement") is made and entered into as of the 3rd day of December, 2001, by and among THE PROFIT RECOVERY GROUP INTERNATIONAL, INC., a Georgia corporation ("PRG"), and BLUM STRATEGIC PARTNERS II, L.P. ("BLUM").

                             W I T N E S S E T H:
          WHEREAS, PRG desires to issue and sell $15,000,000 aggregate principal amount of PRG's 4 3/4% Convertible Subordinated Notes due 2006 (the "Notes");
          WHEREAS, the Notes are to be issued pursuant to an indenture dated as of November 26, 2001 (the "Indenture") between PRG and SunTrust Bank, as trustee (the "Trustee");
          WHEREAS, the Notes are convertible, subject to certain conditions, at the option of the holder prior to maturity (unless previously redeemed or otherwise purchased) into shares of common stock, no par value, of PRG (the "Common Stock") in accordance with the terms of the Notes and the Indenture, at the initial conversion price of $7.74 per share;
          WHEREAS, the holders of Notes will be entitled to the benefits of a Registration Rights Agreement dated November 26, 2001 between the Company and the original purchasers of notes under the Indenture for benefit of all noteholders (the "Registration Rights Agreement"), pursuant to which PRG will file and use its best efforts to have declared effective a registration statement with the Securities and Exchange Commission (the "Commission") registering resales of the Notes and the shares of Common Stock issuable upon conversion thereof under the Securities Act of 1933, as amended (the "1933 Act");
          WHEREAS, the Notes are to be sold to Blum without being registered under the 1933 Act, in reliance upon exemptions therefrom and pursuant to the terms of the Note and the Indenture, Blum may only resell or otherwise transfer such Notes if such Notes are hereafter registered under the 1933 Act or pursuant to an available exemption from the registration requirements of the 1933 Act.

           WHEREAS, PRG has prepared and delivered to Blum copies of an offering memorandum dated November 30, 2001 (the "Offering Memorandum");

           NOW, THEREFORE, in consideration of the premises, the mutual representations, warranties and covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
                                 ARTICLE I

                   REPRESENTATIONS AND WARRANTIES OF PRG
          PRG represents and warrants to Blum as of the date hereof, and as of the Closing Time referred to in Section 3.2 hereof, as follows:
CUSIP NO. 743168106              SCHEDULE 13D                    Page 14 of 25


1.1 Corporate Power and Authority; Due Authorization. PRG has full power to execute this Agreement and consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement by PRG has been duly authorized by all necessary corporate action on the part of PRG. This Agreement has been duly and validly executed and delivered by PRG and constitutes the legal, valid and binding obligation of PRG, enforceable in accordance with its terms.
1.2 Authorization of the Indenture. The Indenture dated November 26, 2001 has been duly authorized by PRG and duly executed and delivered by PRG and the Trustee, and constitutes a valid and binding agreement of PRG, enforceable against PRG in accordance with its terms, except as the enforcement thereof may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).
1.3 Authorization of the Registration Rights Agreement. The Registration Rights Agreement has been duly authorized, executed and delivered by PRG, will constitute a valid and binding agreement of PRG, enforceable against PRG in accordance with its terms, except as the enforcement thereof may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).
1.4 Authorization of the Notes. The Notes have been duly authorized and, at the Closing Time, will have been duly executed by PRG and, when authenticated, issued and delivered in the manner provided for in the Indenture and delivered against payment of the purchase price therefor as provided in this Agreement, will constitute valid and binding obligations of PRG, enforceable against PRG in accordance with their terms, except as the enforcement thereof may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), and will be in the form contemplated by, and entitled to the benefits of, the Indenture.
1.5 Description of the Notes, the Indenture and the Registration Rights Agreement. The Notes, the Indenture and the Registration Rights Agreement will conform in all material respects to the respective statements relating thereto contained in the Offering Memorandum.
1.6 Authorization and Description of Common Stock. The Common Stock conforms in all material respects to all statements relating thereto contained in the Offering Memorandum and such description conforms to the rights set forth in the instruments defining the same. Upon issuance and delivery of the Notes in accordance with this Agreement and the Indenture, the Notes will be convertible at the option of the holder thereof into shares of Common Stock in accordance with the terms of the Notes and the Indenture; the shares of Common Stock issuable upon conversion of the Notes have been duly authorized and reserved for issuance upon such conversion by all necessary corporate action and such shares, when issued upon such conversion, will be validly issued and will be fully paid and non-assessable; no holder of such shares will be subject to personal liability by reason of being such a holder; and the issuance of such shares upon such conversion will not be subject to the preemptive or other similar rights of any securityholder of PRG.
CUSIP NO. 743168106              SCHEDULE 13D                    Page 15 of 25


1.7 Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by PRG of its obligations hereunder, or under the Indenture or the Registration Rights Agreement, in connection with the offering, issuance or sale of the Notes hereunder, the issuance of shares of Common Stock upon conversion of the Notes or the consummation of the transactions contemplated by this Agreement, or for the due execution, delivery or performance by PRG of this Agreement, the Indenture or the Registration Rights Agreement, except such as have been already obtained or as may be required under the Securities Exchange Act of 1934, the 1933 Act or the regulations promulgated thereunder in connection with the transactions contemplated by the Registration Rights Agreement or state securities laws, and except for the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "1939 Act").

1.8 Action Under the Georgia Business Combinations Statute. Prior to the time that Blum and its affiliates became beneficial owners of 10% or more of PRG's outstanding voting securities, PRG took appropriate action to exempt Blum and its affiliates from application of Section 14-2-1132 of the Georgia Business Corporations Code and no further action by PRG thereunder is necessary.

                               ARTICLE II

                REPRESENTATIONS AND WARRANTIES OF BLUM

      Blum hereby represents, warrants and covenants to PRG as follows:

2.1 Legal Power; Due Authorization. Blum has full corporate, partnership, trust or fiduciary power, as appropriate, to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement by Blum have been duly authorized by all corporate, partnership or other action on the part of Blum and any required partner or member thereof. This Agreement has been duly and validly executed and delivered by Blum and constitutes the legal, valid, and binding obligation of Blum, enforceable in accordance with its terms.

2.2   Investment Representations.

         (a) Blum acknowledges that the Notes and the Common Stock into which they are convertible have not been registered under the Securities Act or any state or foreign securities laws; that unless and until they are registered under the 1933 Act, the Notes may not be offered, sold, pledged or otherwise transferred except (1) in compliance with the registration requirements of the 1933 Act and all other applicable securities laws, or (2) pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws; that the Notes are being offered and sold only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act), or QIBs, for resale in compliance with Rule 144A under the Securities Act and to other institutional "accredited investors," as defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D under the Securities Act; and that the Notes will constitute "restricted securities" within the meaning of Rule 144(a)(3)(iv) of the Securities Act, and any sale pursuant to Rule 144 will be subject to the requirements of that rule, including the holding period requirements.



CUSIP NO. 743168106              SCHEDULE 13D                    Page 16 of 25


           (b) Blum represents that it is purchasing the Notes for its own account or an account with respect to which it exercises sole investment discretion and that it or such account is an institutional accredited investor, as defined above.

            (c) Blum acknowledges that neither the Notes nor the Common Stock into which they are convertible have not been registered under the Securities Act or any other applicable securities laws, and may not be offered or sold, except as set forth herein and the Offering Memorandum.

            (d) Blum acknowledges that it: (a) is able to fend for itself in the transactions contemplated by the Offering Memorandum; (b) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Notes; and
(c) has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment.

            (e) Blum has received a copy of the Offering Memorandum relating to this offering and has acknowledged that it has had access to such financial and other information, and has been afforded the opportunity to ask questions of PRG and receive answers thereto, as it deemed necessary in connection with its decision to purchase the Notes.

             (f) Blum agrees on its own behalf and on behalf of any investor account for which it is purchasing the Notes, and each subsequent holder by its acceptance thereof will agree (except if the Notes have been transferred pursuant to a registration statement that has been declared effective under the 1933 Act), that if it should resell or otherwise transfer the Notes before the "restriction termination date," as defined below, it will do so only:

                       (i)  to PRG or any affiliate thereof,

                       (ii) to an institutional accredited investor that, prior to the transfer, furnishes to the trustee a signed letter containing certain representations and agreements relating to the restrictions on transfer of the Notes (the form of which letter can be obtained from the trustee for the Notes) and, if PRG requests, an opinion of counsel reasonably acceptable to PRG to the effect that the transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act;

                       (iii) pursuant to another available exemption from registration provided under the 1933 Act, if available, and consistent with the requirements of the Indenture, or

                       (iv) pursuant to a registration statement which has been declared effective under the 1933 Act and which continues to be effective at the time of such transfer.

          (g) Blum agrees that it will give each person to whom it transfers such Notes notice of any restrictions on transfer of such Notes, if then applicable.

          (h) Blum acknowledges that PRG will rely upon the truth and accuracy of the foregoing acknowledgements, representations, warranties and agreements and agrees that if any of the acknowledgements, representations, warranties and agreements deemed to have been made by it by its purchase of the Notes are no longer accurate, it shall promptly notify PRG.



CUSIP NO. 743168106              SCHEDULE 13D                    Page 17 of 25


          (i) Blum acknowledges that none of PRG or any person representing PRG has made any representation to it with respect to PRG or the offering or sale of any Notes, other than the information contained in the Offering Memorandum, which Offering Memorandum has been delivered to it and upon which it is making its investment decision with respect to the Notes.

          The "restriction termination date" means, with respect to any Note, the date that is two years after the later of (i) the date of initial issuance of the Note, or, in the case of Common Stock, the date of initial issuance of the Note upon the conversion of which such Common Stock was issued, and
(ii) the last date on which any "affiliate," as defined in Rule 144 (or its successor) under the 1933 Act, of PRG was the owner of such Note or Common Stock.

          Prior to any proposed transfer of a Note prior to the restriction termination date, the holder thereof must check the appropriate box set forth on the certificate representing the Note relating to the manner of such transfer and submit the certificate representing the Note to the Trustee. If a transfer of Notes is proposed to be made prior to the restriction termination date other than pursuant to the exceptions described above, the holder or beneficial holder, as the case may be, will be required to furnish to the Trustee (or in the case of the Common Stock, the transfer agent) such certifications, legal opinions or other information as it may reasonably require to confirm that the proposed transfer is being made pursuant to an exemption from the registration requirements of the 1933 Act or in a transaction not subject to those requirements.

2.3 Restricted Legend-Notes. Blum acknowledges that each certificate representing a Note will bear a legend substantially to the following effect, unless such Notes have been transferred pursuant to a registration statement that has been declared effective under the Securities Act:

         THE NOTE EVIDENCED HEREBY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE BENEFIT OF, U.S. PERSONS, IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION AS SET FORTH BELOW. BY ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT IT IS (A) A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT, OR (B) AN INSTITUTIONAL "ACCREDITED INVESTOR" AS DEFINED IN RULE 501(A)(1), (2), (3) OR
(7) OF REGULATION D UNDER THE SECURITIES ACT THAT IS ACQUIRING A MINIMUM OF $100,000 AGGREGATE PRINCIPAL AMOUNT OF THE NOTES, (2) AGREES THAT IT WILL NOT PRIOR TO THE DATE THAT IS TWO YEARS AFTER THE LATER OF THE INITIAL ISSUANCE OF THE NOTE EVIDENCED HEREBY AND THE LAST DATE ON WHICH THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. ("PRG" OR THE "COMPANY") OR ANY "AFFILIATE" (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF PRG WAS THE OWNER OF THE NOTE (THE "RESTRICTION TERMINATION DATE") RESELL OR OTHERWISE TRANSFER THE NOTE EVIDENCED HEREBY OR THE COMMON STOCK ISSUED UPON CONVERSION OF SUCH NOTE EXCEPT (A) TO PRG OR ANY SUBSIDIARY THEREOF, (B) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (C) TO AN INSTITUTIONAL ACCREDITED INVESTOR THAT IS ACQUIRING A MINIMUM OF $100,000 AGGREGATE PRINCIPAL AMOUNT OF THE NOTES, AND PRIOR TO SUCH TRANSFER, FURNISHES TO SUNTRUST BANK, ATLANTA, GEORGIA, AS TRUSTEE (OR A SUCCESSOR TRUSTEE, AS APPLICABLE), A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS NOTE (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE TRUSTEE) AND,



CUSIP NO. 743168106              SCHEDULE 13D                    Page 18 of 25


IF REQUESTED BY PRG, AN OPINION OF COUNSEL ACCEPTABLE TO PRG THAT SUCH TRANSFER IS IN COMPLIANCE WITH THE SECURITIES ACT, (D) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION PROVIDED UNDER THE SECURITIES ACT (IF AVAILABLE), OR (E) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT (AND WHICH CONTINUES TO BE EFFECTIVE AT THE TIME OF SUCH TRANSFER); AND (3) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THE NOTE EVIDENCED HEREBY IS TRANSFERRED (OTHER THAN A TRANSFER PURSUANT TO CLAUSE 2(E) ABOVE) A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THE NOTE EVIDENCED HEREBY BEFORE THE RESTRICTION TERMINATION DATE (OTHER THAN A TRANSFER PURSUANT TO CLAUSE 2(E) ABOVE), THE HOLDER MUST CHECK THE APPROPRIATE BOX SET FORTH ON THE REVERSE HEREOF RELATING TO THE MANNER OF SUCH TRANSFER AND SUBMIT THIS NOTE TO SUNTRUST BANK, ATLANTA, GEORGIA, AS TRUSTEE (OR A SUCCESSOR TRUSTEE, AS APPLICABLE). THE HOLDER MUST, PRIOR TO SUCH TRANSFER (OTHER THAN A TRANSFER PURSUANT TO CLAUSE 2(E) ABOVE), FURNISH TO SUNTRUST BANK, ATLANTA, GEORGIA, AS TRUSTEE (OR A SUCCESSOR TRUSTEE, AS APPLICABLE), SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS PRG MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THIS LEGEND WILL BE REMOVED UPON ANY TRANSFER OF THE NOTE EVIDENCED HEREBY PURSUANT TO CLAUSE 2(E) ABOVE OR UPON OR AFTER THE RESTRICTION TERMINATION DATE.

2.4 Restricted Legend-Common Stock. Blum acknowledges that each stock certificate representing Common Stock issued upon conversion of the Notes will bear a legend substantially to the following effect (until such Common Stock has been sold pursuant to a registration statement that has been declared effective under the Securities Act):

         THE COMMON STOCK EVIDENCED HEREBY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT AS SET FORTH BELOW. THE HOLDER HEREOF AGREES THAT PRIOR TO THE DATE THAT IS TWO YEARS AFTER THE LATER OF THE INITIAL ISSUANCE OF THE NOTE UPON THE CONVERSION OF WHICH THE COMMON STOCK EVIDENCED HEREBY WAS ISSUED AND THE LAST DATE ON WHICH THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. ("PRG" OR THE "COMPANY") OR ANY "AFFILIATE" (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF PRG WAS THE OWNER OF SUCH NOTE OR THE COMMON STOCK EVIDENCED HEREBY (THE "RESTRICTION TERMINATION DATE"): (1) IT WILL NOT RESELL OR OTHERWISE TRANSFER THE COMMON STOCK EVIDENCED HEREBY EXCEPT (A) TO PRG OR ANY SUBSIDIARY THEREOF; (B) TO A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES
ACT) IN COMPLIANCE WITH RULE 144A; (C) TO INSTITUTIONAL "ACCREDITED INVESTORS," AS DEFINED IN RULE 501(A)(1), (2), (3) AND (7) OF REGULATION D UNDER THE SECURITIES ACT THAT IS ACQUIRING A MINIMUM OF $100,000 AGGREGATE PRINCIPAL AMOUNT OF THE NOTES; (D) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION PROVIDED UNDER THE SECURITIES ACT (IF AVAILABLE); OR (E) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT AND WHICH CONTINUES TO BE EFFECTIVE AT THE TIME OF SUCH TRANSFER; (2) PRIOR TO SUCH TRANSFER BEFORE THE RESTRICTION TERMINATION DATE (OTHER THAN A TRANSFER PURSUANT TO CLAUSE 1(E) ABOVE), IT WILL FURNISH TO FIRST UNION NATIONAL BANK OF NORTH CAROLINA, AS TRANSFER AGENT (OR A SUCCESSOR TRANSFER AGENT, AS APPLICABLE), SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS PRG MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT; AND (3) IT WILL DELIVER TO EACH PERSON TO WHOM THE COMMON STOCK EVIDENCED HEREBY IS TRANSFERRED (OTHER THAN A TRANSFER PURSUANT TO CLAUSE 1(E) ABOVE), A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. THIS LEGEND WILL BE REMOVED UPON THE EARLIER OF THE

CUSIP NO. 743168106              SCHEDULE 13D                    Page 19 of 25

TRANSFER OF THE COMMON STOCK EVIDENCED HEREBY PURSUANT TO CLAUSE 1(E) ABOVE OR UPON THE RESTRICTION TERMINATION DATE.

          The Indenture provides that, in the event Rule 144(k) as promulgated under the Securities Act is amended to shorten the two-year period under Rule 144(k), then, the references in the restrictive legends set forth above to "two years," and in the corresponding transfer restrictions described above included in the Indenture, the Notes and the Common Stock will be deemed to refer to such shorter period, from and after receipt by the trustee of certain opinions and certificates. However, such changes will not be made if they are otherwise prohibited by, or would otherwise cause a violation of, the federal securities laws applicable at the time. The Indenture further provides that, as soon as practicable after PRG knows of the effectiveness of any such amendment to shorten the two-year period under Rule 144(k), unless such changes would otherwise be prohibited by, or would otherwise cause a violation of, the federal securities laws applicable at the time, PRG will provide to the Trustee certain certificates and opinions as to the effectiveness of such amendment and the effectiveness of the such change to the restrictive legends and transfer restrictions.

                              ARTICLE III

                SALE AND DELIVERY OF NOTES TO BLUM; CLOSING

3.1 Notes. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, PRG agrees to sell to Blum, and Blum agrees to purchase from PRG, at the price set forth in Schedule B, the aggregate principal amount of Notes set forth in Schedule A, plus accrued interest thereon from November 26, 2001.

3.2 Payment. Payment of the purchase price for, and delivery of certificates for, the Notes shall be made at the office of The Profit Recovery Group International, Inc., 2300 Windy Ridge Parkway, Suite 100 North Tower, Atlanta, GA 30339-8426, Attention: Chief Financial Officer, or at such other place as shall be agreed upon by PRG and Blum, at 12:00 P.M. (Eastern time) on December 3, 2001, or such other time not later than ten business days after such date as shall be agreed upon by Blum and PRG (such time and date of payment and delivery being herein called the "Closing Time").

            Payment shall be made to PRG by wire transfer of immediately available funds to a bank account designated by PRG, against delivery to Blum of certificates for the Notes to be purchased by it.

3.3 Denominations; Registration. Certificates for the Notes shall be in such denominations ($1,000 or integral multiples thereof) and registered in the name of Blum.






CUSIP NO. 743168106              SCHEDULE 13D                    Page 20 of 25


                                      ARTICLE IV

                                   COVENANTS OF PRG

            PRG covenants as follows:

4.1 Observer Rights. For so long as Blum and its affiliates beneficially own or control at least 10% of the outstanding shares of Common Stock (assuming the conversion of the Notes and any other notes held by them), PRG shall permit a member designated by Blum's general partner and acceptable to PRG to attend and observe meetings of PRG's board of directors, and such designee shall have the right to receive all written information provided by PRG's management to the board of directors (but only if specifically requested by such designee). Such designee shall have no right to vote on any matter presented to the board of directors, but otherwise shall have (i) the right to examine books and records of PRG, (ii) the right to review and participate in all discussions of the board of directors including, without limitation, capital or equity programs, (iii) the right to receive, upon request, any information relating to PRG, and (iv) the right to meet on a regular basis with the management of PRG; provided, that any such designee shall agree to be bound by all policies relating to confidentiality and material non-public information which are applicable to the Directors and senior executive officers of PRG; and provided, further, that such designee shall have no right to attend or participate in any executive session or committee meeting of PRG's Board or to receive or review any materials in connection therewith.

4.2 Registration Rights. If, on the second anniverary of the date of this agreement, Blum is an affiliate of PRG, as defined in Rule 144 under the 1933 Act, and has a representative serving on PRG's board of directors, PRG agrees to enter into a registration rights agreement with Blum and its affiliates with respect to any PRG common stock to be acquired by Blum or its affiliates upon conversion of any convertible notes issued under the Indenture. The registration rights agreement will provide for one demand registration on Form S-3 to be kept effective for at least 60 days, customary piggy back registration rights with priority rights to be negotiated, and will contain other customary provisions. Blum will pay all expenses of any demand registration.


                                    ARTICLE V

                                    EXPENSES

5.1 Payment of Expenses. PRG will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing, delivery to Blum and any filing of the Offering Memorandum (including financial statements and any schedules or exhibits and any document incorporated therein by reference) and of each amendment or supplement thereto, (ii) the preparation, printing and delivery to Blum of this Agreement, the Registration Rights Agreement, the Indenture and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Notes, (iii) the preparation, issuance and delivery of the certificates for the Notes to Blum, including any transfer taxes, any stamp or other duties payable upon the sale, issuance and delivery of the Notes to Blum, (iv) the fees and disbursements of PRG's counsel, accountants and other advisors, (v) any fees of the National Association of Securities Dealers, Inc. in connection with the Notes and the Common Stock,
(vi) the fees and


CUSIP NO. 743168106              SCHEDULE 13D                    Page 21 of 25


expenses of the Trustee, including the fees and disbursements of counsel for the Trustee in connection with the Indenture, and (vii) any fees payable in connection with the rating of the Notes. Blum will pay its and its counsel's expenses in connection with this Agreement.


                                ARTICLE VI

                                CONDITIONS

          The obligations of PRG and Blum hereunder are subject to the accuracy of the representations and warranties of the other party contained herein and to the performance of the other party of its covenants and other obligations hereunder:


                                ARTICLE VII

                               MISCELLAENOUS

7.1 Representations, Warranties and Agreements to Survive Delivery. All representations, warranties and agreements contained in this Agreement shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of Blum or its controlling persons, or by or on behalf of PRG, and shall survive delivery of the Notes to Blum.

7.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to Blum shall be directed to Blum Strategic Partners II, L.P., 909 Montgomery Street, Suite 400, San Francisco, California 94133, attention: Murray Indick, notices to PRG shall be directed to it at 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, Georgia 30339-8426, attention: Chief Financial Officer, with a copy to Arnall Golden Gregory LLP, 2800 One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309-3450, attention: Jonathan Golden.

7.3 Parties. This Agreement shall inure to the benefit of and be binding upon Blum and PRG and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of Blum and PRG and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Notes from Blum shall be deemed to be a successor by reason merely of such purchase.

7.4 Assignment. This Agreement may not be assigned by PRG or Blum on or prior to the Closing Time without the prior written consent of the other party, which consent may be granted or withheld in such party's sole discretion.

7.5 Governing Law. This agreement shall be governed by and construed in accordance with the laws of the state of Delaware. Specified times of day refer to Atlanta time.


CUSIP NO. 743168106              SCHEDULE 13D                    Page 22 of 25


7.6 Effect on Headings. The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

7.7 Indemnification. PRG will indemnify Blum and hold it harmless from and against any and all loss, damage, claim, liability and expense arising out of or resulting from the breach of any warranty, representation or covenant of PRG contained herein. Blum will indemnify PRG and hold PRG harmless from and against any and all loss, damage, claim, liability and expense arising out of or resulting from the breach of any warranty, representation or covenant of Blum contained herein.

7.8 Entire Agreement. This Agreement contains the entire agreement and understanding among the parties with respect to the subject matter hereof and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for any party in connection with the negotiation of the terms hereof. This Agreement may not be modified or amended orally, but only by writing signed by the parties hereto.

7.9 Severability. If any part of this Agreement is held to be unenforceable or invalid under, or in conflict with, the applicable law of any jurisdiction, the unenforceable, invalid or conflicting part shall, to the extent permitted by applicable law, be narrowed or replaced, to the extent possible, with a judicial construction in such jurisdiction that effects the intent of the parties regarding this Agreement and such enforceable, invalid or conflicting part. To the extent permitted by applicable law, notwithstanding the unenforceability, invalidity or conflict with applicable law or any part of this Agreement, the remaining parts shall be valid, enforceable and binding on the parties.

7.10 Counterparts. This Agreement may be simultaneously executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.


CUSIP NO. 743168106              SCHEDULE 13D                    Page 23 of 25


          IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first set forth above.

                                            PRG:

                                            THE PROFIT RECOVERY GROUP
                                              INTERNATIONAL, INC.


                                            By:/s/ John M. Cook
                                                John M. Cook
                                                Chairman of the Board and
                                                Chief Executive Officer

                                            BLUM:

                                            BLUM STRATEGIC PARTNERS II, L.P.

                                            By:BLUM STRATEGIC GP II, L.L.C.

                                            By: /s/ N. Colin Lind
                                           Its: Managing Member


CUSIP NO. 743168106              SCHEDULE 13D                    Page 24 of 25


                                     SCHEDULE A

           Purchaser                                         Principal
                                                              Amount
__________________________________________________________________________

Blum Strategic Partners II, L.P.                            $15,000,000
          Total                                             $15,000,000



CUSIP NO. 743168106              SCHEDULE 13D                    Page 25 of 25

                                   SCHEDULE B
                  THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.
             $15,000,000 of 4 3/4% Convertible Subordinated Notes due 2006

1. The purchase price of the Notes shall be 100% of the principal amount thereof, plus accrued interest from November 26, 2001.
2.  The interest rate on the Notes shall be 4 3/4%   per annum.
3. The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of Common Stock at a conversion price of $7.74 per share (equivalent to a conversation rate of approximately 129.1990 shares per $1,000 principal amount of Securities), subject to adjustment.
4. PRG may redeem the Notes, in whole or in part, on or after November 26, 2004 at a redemption price equal to $1,000 per $1,000 principal amount of Notes, plus accrued and unpaid interest up to, but not including, the redemption date.